As Filed with the Securities and
Exchange Commission on June 2, 2006                  Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                               HUSQVARNA AB (publ)
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                                Kingdom of Sweden
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)
             If a separate statement has been filed to register the
                 deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
            Title of each class                    Amount      Proposed maximum   Proposed maximum      Amount of
             of Securities to                      to be       Aggregate price       aggregate         registration
              be registered                      registered       per unit (1)     offering price (1)      fee
-------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by         50,000,000           $.05            $2,500,000         $267.50
American Depositary Receipts, each American      American
Depositary Share evidencing two Class B         Depositary
shares of Husqvarna AB (publ).                    Shares
===================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

(1)   Name and address of Depositary                Introductory Paragraph

(2)   Title of American Depositary Receipts         Face of American Depositary
      and identity of deposited securities          Receipt, top center

      Terms of Deposit:

      (i)    The amount of deposited securities     Face of American Depositary
             represented by one unit of American    Receipt - upper right corner
             Depositary Shares

      (ii)   The procedure for voting, if any,      Paragraphs (15) and (16)
             the deposited securities

      (iii)  The collection and distribution of     Paragraphs (12), (14) and
             dividends                              (15)

      (iv)   The transmission of notices, reports   Paragraphs (11), (15) and
             and proxy soliciting material          (16)

      (v)    The sale or exercise of rights         Paragraph (13)

      (vi)   The deposit or sale of securities      Paragraphs (12) and (17)
             resulting from dividends, splits
             or plans of reorganization

      (vii)  Amendment, extension or termination    Paragraphs (20) and (21)
             of the Deposit Agreement

      (viii) Rights of holders of receipts to       Paragraph (11)
             inspect the transfer books of the
             Depositary and the list of holders
             of receipts

      (ix)   Restrictions upon the right to         Paragraphs (2), (3), (4),
             deposit or withdraw the underlying     (5), (6) and (8)
             securities

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

      (x)    Limitation upon the liability of       Paragraphs (13) and (18)
             the Depositary

(3)   Fees and Charges                              Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                    Location in Form of
                                                    American Depositary Receipt
                                                    Filed Herewith as Prospectus

2(a)     Statement that Husqvarna AB (publ)         Paragraph (11)
         furnishes the Commission with certain
         public reports and documents required
         by foreign law or otherwise under Rule
         12g3-2(b) under the Securities Exchange
         Act of 1934  and that such reports and
         documents can be inspected by holders
         of American Depositary Receipts and
         copied at public reference facilities
         maintained by the Commission in
         Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], 2006, among Husqvarna AB (publ) (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], 2006, among Husqvarna AB (publ), The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 1, 2006.

                                                    By:THE BANK OF NEW YORK,
                                                          as Depositary

                                                    By: /s/ David S. Stueber
                                                        ------------------------
                                                        Name: David S. Stueber
                                                        Title: Managing Director

      Pursuant to the  requirements of the Securities Act of 1933,  Husqvarna AB
(publ) has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Sweden on June 1, 2006.

                                                  HUSQVARNA AB (publ)

                                              By: /s/ Lars Warsoe-Petersen
                                                  ------------------------------
                                                  Name: Lars Warsoe-Petersen
                                                  Title: Head of Human Resources

      Each of the undersigned hereby constitutes and appoints Bengt Andersson, Bernt Ingman and Olle Wallen his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 1, 2006.

Name                                                Title
----                                                -----

/s/ Bengt Andersson                                 President and CEO
---------------------------
Bengt Andersson

/s/ Bernt Ingman                                    Chief Financial Officer
---------------------------
Bernt Ingman

/s/  Lars Westerberg                                Chairman of the Board
---------------------------
Lars Westerberg

/s/ Peggy Bruzelius                                 Member of the Board
---------------------------
Peggy Bruzelius

/s/ Borje Ekholm                                    Member of the Board
---------------------------
Borje Ekholm

/s/ Tom Johnstone                                   Member of the Board
---------------------------
Tom Johnstone

/s/ Anders Moberg                                   Member of the Board
---------------------------
Anders Moberg

/s/ Gun Nilsson                                     Member of the Board
---------------------------
Gun Nilsson

/s/ Peder Ramel                                     Member of the Board
---------------------------
Peder Ramel

/s/ Annika Ogren                                    Member of the Board
---------------------------
Annika Ogren

/s/ Malin Bjornberg                                 Member of the Board
---------------------------
Malin Bjornberg

/s/ Lawrence G. Muscarella                          U.S. General Counsel and
---------------------------                         Authorized Representative in
Lawrence G. Muscarella                              the United States

/s/ Lars Warsoe-Petersen                            Head of Human Resources
---------------------------
Lars Warsoe-Petersen

                                INDEX TO EXHIBITS

Exhibit
 Number
--------

(1) Form of Deposit Agreement, dated as of [Date], 2006, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.